UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

GOLD FIELDS LIMITED

(Name of Subject Company)

GOLD FIELDS LIMITED

(Name of Person(s) Filing Statement)

Ordinary Shares of nominal value Rand 0.50 each

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

ZAE000018123 (Ordinary Shares)

38059T106 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Cain Farell

24 St. Andrews Road
Parktown, 2193
South Africa
011-27-11-644-2400
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person(s) Filing Statement)

Jennifer M. Schneck	Scott V. Simpson
Linklaters	Ann Beth Bejgrowicz
One Silk Street	Skadden, Arps, Slate, Meagher & Flom (UK) LLP
London EC2Y 8HQ	40 Bank Street, Canary Wharf
England	London E14 5DS
011-44-20-7456-2000	England
011-44-20-7519-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Gold Fields with the Securities and Exchange Commission (the “SEC”) on November 3, 2004, as amended, relating to the Offer. Except as otherwise defined herein, capitalized terms shall have the meaning given to them in the Schedule 14D-9.

This Amendment No. 3 amends and supplements Item 8 as follows:

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED

Legal Proceedings

On November 8, 2004, the South African Securities Regulation Panel (“SRP”) announced a ruling in connection with the Offer that (i) Goldman Sachs and JPMorgan, the appointed external advisors to the Gold Fields Board (collectively, the “Financial Advisors”), are not “appropriate external advisors” for the purposes of Rule 3.1 of the Securities Regulation Code on Takeovers and Mergers (the “Code”), and (ii) the Gold Fields Board should obtain a further opinion from a financial advisor who is considered “appropriate” under the Code.

The Gold Fields Board believes the Financial Advisors have conducted their work with objectivity and independence. The Financial Advisors will continue to advise Gold Fields in relation to the Offer and the Gold Fields Board will appoint an additional “appropriate external advisor” to provide an additional opinion to Gold Fields shareholders. A copy of the Gold Fields press release relating to the SRP ruling is filed herewith as Exhibit 99.(a)(27) and is incorporated herein by this reference.

In addition, on November 8, 2004, the SRP ruled that Gold Fields’ largest shareholder, Norilsk Nickel, had not acted in concert with Harmony in connection with the Offer, dismissing Gold Fields’ allegations in its application to the SRP dated October 30, 2004.

Shareholder Communications

On November 8, 2004, Gold Fields made the following public communications:

•	A letter from Gold Fields to Harmony shareholders re-released by Gold Fields with a form of proxy attached, originally dated November 3, 2004, urging them to vote against the ordinary and special resolutions to be tabled at the Harmony shareholder meeting on November 12, 2004, and urging those who have already voted for the resolutions to revoke their votes by completing the form of proxy. A copy of the letter and form of proxy is filed herewith as Exhibit 99.(a)(28) and is incorporated herein by this reference.

•	A letter from Gold Fields to its shareholders, dated November 8, 2004. A copy of the letter is filed herewith as Exhibit 99.(a)(29) and is incorporated herein by this reference.

On November 8, 2004, Computershare Investor Services 2004 (Proprietary) Limited (“Computershare”) made available an investor script used to answer questions by Gold Fields shareholders in connection with the Offer. A copy of the investor script is filed herewith as Exhibit 99.(a)(30) and is incorporated herein by this reference.

On November 7, 2004, Gold Fields made the following public communication:

•	An editorial by Ian Cockerill, Chief Executive Officer of Gold Fields, appeared in the South African Sunday Times on November 7, 2004. A copy of the editorial is filed herewith as Exhibit 99.(a)(31) and is incorporated herein by this reference.

1

This Amendment No. 3 amends and restates Item 9 as follows:

ITEM 9.     EXHIBITS

Exhibit		Description

99	.(a)(1)+	Offer Response Document of Gold Fields Limited, dated November 3, 2004
99	.(a)(2)+	Form of Withdrawal with respect to Gold Fields Ordinary Shares
99	.(a)(3)+	Form of Withdrawal with respect to Gold Fields American Depositary Shares
99	.(a)(4)+	Opinion of J.P. Morgan plc
99	.(a)(5)+	Opinion of Goldman Sachs International
99	.(a)(6)+	Shareholder Circular of Gold Fields Limited, dated October 29, 2004
99	.(a)(7)+	Agreement amongst Gold Fields Limited, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey Limited and IAMGold Corporate, dated September 30, 2004
99	.(a)(8)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(9)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(10)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(11)+	Letter to shareholders of Harmony Gold Mining Limited, dated November 3, 2004
99	.(a)(12)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(13)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(14)+	Announcement advising that the Offer Response Document has been published and that holders of Gold Fields Shares should reject the Offer, dated November 3, 2004
99	.(a)(15)+	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 3, 2004
99	.(a)(16)+	Presentation given by Gold Fields in connection with the publication of its recommendation to reject the Offer and the Offer Response Document, dated November 3, 2004
99	.(a)(17)+	Questions and answers with Ian Cockerill, dated November 3, 2004
99	.(a)(18)+	Questions and answers with Nicholas Holland, dated November 3, 2004
99	.(a)(19)+	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(20)+	Press release, dated November 4, 2004, of a letter from Ian Cockerill to Bernard Swanepoel, dated November 3, 2004
99	.(a)(21)+	Press release urging rejection of the Offer and advising holders of Gold Fields shares that the Gold Fields Board believes the Offer to be coercive, dated November 4, 2004
99.	(a)(22)+	Complaint filed in the United States District Court for the Southern District of New York against Harmony in connection with Harmony’s two-step offer for Gold Fields Shares, dated November 5, 2004
99.	(a)(23)+	Press release announcing the commencement of litigation against Harmony in the United States District Court for the Southern District of New York, dated November 5, 2004
99.	(a)(24)+	Letter from Gold Fields to Harmony shareholders instructing them to vote against Harmony resolutions to be tabled at Harmony’s November 12, 2004 shareholder meeting, dated November 5, 2004
99.	(a)(25)+	Transcript of presentation given by Gold Fields, dated November 3, 2004
99.	(a)(26)+	Transcript of conference call hosted by Gold Fields, dated November 3, 2004
99.	(a)(27)°	Gold Fields press release announcing a ruling by the South African Securities Regulation Panel, dated November 8, 2004
99.	(a)(28)°	A letter re-released on November 8, 2004, from Gold Fields to Harmony shareholders, dated November 3, 2004
99.	(a)(29)°	Letter from Gold Fields to its shareholders, dated November 8, 2004
99.	(a)(30)°	Investor script used by Computershare Investor Services 2004 (Proprietary) Limited to answer questions by Gold Fields shareholders
99.	(a)(31)°	Editorial by Ian Cockerill appearing in the South African Sunday Times on November 7, 2004
99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001

2

Exhibit		Description

99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

°	Filed herewith.

+	Previously filed.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ NICHOLAS J. HOLLAND

Name: Nicholas J. Holland
Title: Executive Director and Chief Financial Officer
Date: November 8, 2004

EXHIBIT INDEX

Exhibit		Description

99	.(a)(1)+	Offer Response Document of Gold Fields Limited, dated November 3, 2004
99	.(a)(2)+	Form of Withdrawal with respect to Gold Fields Ordinary Shares
99	.(a)(3)+	Form of Withdrawal with respect to Gold Fields American Depositary Shares
99	.(a)(4)+	Opinion of J.P. Morgan plc
99	.(a)(5)+	Opinion of Goldman Sachs International
99	.(a)(6)+	Shareholder Circular of Gold Fields Limited, dated October 29, 2004
99	.(a)(7)+	Agreement amongst Gold Fields Limited, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey Limited and IAMGold Corporate, dated September 30, 2004
99	.(a)(8)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(9)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(10)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(11)+	Letter to shareholders of Harmony Gold Mining Limited, dated November 3, 2004
99	.(a)(12)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(13)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(14)+	Announcement advising that the Offer Response Document has been published and that holders of Gold Fields Shares should reject the Offer, dated November 3, 2004
99	.(a)(15)+	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 3, 2004
99	.(a)(16)+	Presentation given by Gold Fields in connection with the publication of its recommendation to reject the Offer and the Offer Response Document, dated November 3, 2004
99	.(a)(17)+	Questions and answers with Ian Cockerill, dated November 3, 2004
99	.(a)(18)+	Questions and answers with Nicholas Holland, dated November 3, 2004
99	.(a)(19)+	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(20)+	Press release, dated November 4, 2004, of a letter from Ian Cockerill to Bernard Swanepoel, dated November 3, 2004
99	.(a)(21)+	Press release urging rejection of the Offer and advising holders of Gold Fields shares that the Gold Fields Board believes the Offer to be coercive, dated November 4, 2004
99.	(a)(22)+	Complaint filed in the United States District Court for the Southern District of New York against Harmony in connection with Harmony’s two-step offer for Gold Fields Shares, dated November 5, 2004
99.	(a)(23)+	Press release announcing the commencement of litigation against Harmony in the United States District Court for the Southern District of New York, dated November 5, 2004
99.	(a)(24)+	Letter from Gold Fields to Harmony shareholders instructing them to vote against Harmony resolutions to be tabled at Harmony’s November 12, 2004 shareholder meeting, dated November 5, 2004
99.	(a)(25)+	Transcript of presentation given by Gold Fields, dated November 3, 2004
99.	(a)(26)+	Transcript of conference call hosted by Gold Fields, dated November 3, 2004
99.	(a)(27)°	Gold Fields press release announcing a ruling by the South African Securities Regulation Panel, dated November 8, 2004
99.	(a)(28)°	A letter re-released on November 8, 2004, from Gold Fields to Harmony shareholders, dated November 3, 2004
99.	(a)(29)°	Letter from Gold Fields to its shareholders, dated November 8, 2004
99.	(a)(30)°	Investor script used by Computershare Investor Services 2004 (Proprietary) Limited to answer questions by Gold Fields shareholders
99.	(a)(31)°	Editorial by Ian Cockerill appearing in the South African Sunday Times on November 7, 2004
99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001

i

Exhibit		Description

99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

°	Filed herewith.

+	Previously filed.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

ii